SEPARATION AGREEMENT AND RELEASE

THIS SEPARATION AGREEMENT AND RELEASE (this “Agreement”) is made by and between Parker Drilling Company, a Delaware corporation (“Parker Drilling” or “the Company”), and David R. Farmer (“Executive”) this 30th day of December 2016 (“Effective Date”). Parker Drilling and Executive are sometimes referred to collectively as the “Parties” or individually as a “Party”. Capitalized terms used but not defined herein shall have the meaning ascribed to them in that certain Employment Agreement entered into as of August 15, 2011 between the Executive and Parker Drilling, (the “Employment Agreement”).

PURPOSE

Executive is employed by Parker Drilling Management Services, Ltd., a subsidiary of Parker Drilling (“PDMSL”), pursuant to the Employment Agreement. Parker Drilling, PDMSL and Executive have reached a mutual agreement that Executive’s employment will terminate on January 1, 2017 (the “Termination Date”) pursuant to the terms of this Agreement.

TERMS

To achieve a final and amicable resolution of the employment relationship in all its aspects and in consideration of the mutual covenants and promises herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1.    Termination of Employment Agreement. Except as otherwise provided herein (including, but not limited to, Sections 8, 12 and 15 hereof), this Agreement replaces and terminates the Employment Agreement, and will constitute the entire agreement between the Parties.

2.    Resignation as Officer and Termination of Employment. The Executive hereby resigns all positions as an officer of Parker Drilling and its affiliates, including but not limited to Senior Vice President – Europe, Middle East and Asia, effective as of the date on which Parker Drilling notifies Executive in writing that such resignation is effective or on the Termination Date, whichever is earlier; provided that Executive shall remain an employee of Parker Drilling through the Termination Date. Executive hereby resigns all other positions as an employee, representative or agent of Parker Drilling and its affiliates effective as of the Termination Date.

3.    Payment of Accrued Amounts.

(a)    Parker Drilling shall continue to pay to Executive his base salary through the Termination Date, in accordance with Parker Drilling’s normal payroll schedule and procedures for its executives.

(b)    Parker Drilling shall pay to Executive a one-time gross lump sum payment equivalent to all earned but not taken Paid Time Off (PTO), based on the calculation of hours earned in 2016 less time registered and taken during the year. The amount of any PTO payment will be determined on the Termination Date and paid no later than the Company’s next following payroll date.

(c)    Subject to Section 6(a)(3) of the Employment Agreement, in the event that the Compensation Committee of the Board of Directors of Parker Drilling approves 2016 annual cash bonuses to other executives under the Parker Drilling Company Incentive Compensation Plan (As Amended and Restated Effective January 1, 2009), which payouts are scheduled to be awarded in March,

2017, (“2016 ICP Payout”) Executive shall receive at the same time as the other participants a cash bonus for 2016 based on the EMEA scorecard and using an individual performance factor of 1.00. In the event Executive does not execute and deliver the Waiver and Release described in Section 10, without revocation, Executive shall not be entitled to payment of the consideration described in this Section 3(c).

(d)    In the event that the Compensation Committee of the Board of Directors approves payout of the 2014 LTI Awards (as defined in Section 5(b)) granted pursuant to the Parker Drilling Company 2010 Long-Term Incentive Plan, as amended and restated (the “LTIP”), Executive will be eligible to receive payout of Executive’s 2014 LTI Award concurrent with payment to other 2014 LTI Award recipients, which is expected to be no later than March, 2017.

(e)    Parker Drilling shall pay to Executive other payments due to Executive related to any outstanding business expenses submitted for reimbursement in accordance with the Company’s travel and expense procedures within thirty (30) days of Executive’s Separation Date.

4.    Severance Payment. Subject to Section 6(a)(1) of the Employment Agreement, on the sixtieth day following the Termination Date, Parker Drilling shall pay to Executive a gross lump sum amount equal to the sum of $1,067,520.35 (which is 1.5 multiplied by “Total Cash” under Section 6(a)(1) of the Employment Agreement, plus the amount due to Executive pursuant to Section 6(a)(4) of the Employment Agreement). In the event Executive does not execute and deliver the Waiver and Release described in Section 10, without revocation, Executive shall not be entitled to payment of the Severance Payment. Executive acknowledges and agrees that he is not entitled to any payments under Sections 6(a)(2)-(3) of the Employment Agreement with respect to amounts earned in 2017.

5.    Treatment of Outstanding Long-Term Incentives.

(a)    Pro-Rata Vesting of Restricted Stock Units and time-based Phantom Stock Units. Executive is the recipient of certain Parker Drilling restricted stock units and time-based phantom stock units that are not vested as of the Effective Date (“Grant Units”), which Grant Units are listed on Appendix A to this Agreement. Parker Drilling granted the Grant Units to Executive pursuant to certain award agreements (the “Restricted Stock Award Agreements”) and the LTIP. The Grant Units shall vest on a Pro Rata Basis (as defined in the LTIP) upon termination of Executive’s employment on the Termination Date. Within sixty (60) days after the Termination Date, the Company shall deliver to Grantee the number of shares of Parker Drilling common stock so vested.

(b)    2014 Performance Stock Units (“PSUs”) and Performance Cash Units (“PCUs”). Pursuant to the LTIP and that certain Performance Cash Unit Award Incentive Agreement and that certain Performance Stock Unit Award Incentive Agreement, each dated as of March 14, 2014 (the “2014 LTI Awards”), Executive is the recipient of certain Parker Drilling Performance Stock Units and Performance Cash Units that will vest in full, and the payout factors shall be determined by the Compensation Committee no later than March 15, 2017.

(c)    2015 and 2016 PSUs and PCUs; Phantom Stock Units. All 2015 and 2016 PSUs and PCUs, and any performance-based Phantom Stock Units granted to Executive subsequent to the grant of the 2014 LTI Awards, shall be forfeited by Executive as of the Termination Date.

6.    Group Health Coverage.

(a)    Parker Drilling shall provide to Executive and his covered dependents, if any, group health coverage as in effect for Executive on the date immediately prior to the Termination Date under Parker Drilling’s group health plan and group dental plan for a period of eighteen months pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”). If Executive timely elects continuation coverage under such plans pursuant to COBRA, the Company will pay Executive’s COBRA premiums necessary to continue Executive’s coverage (including coverage for eligible dependents, if applicable) (“COBRA Premiums”) through the period (the “COBRA Premium Period”) starting on the first day of the month following the Termination Date and ending on the earliest to occur of: (i) July 31, 2018; (ii) the date the Executive is no longer eligible to receive COBRA continuation coverage for any reason, including plan termination; or (iii) the date Executive becomes eligible to participate in such group health and/or group dental coverage of another for-profit employer (personal coverage obtained by Executive other than through employment or coverage available by reason of Executive’s performance of services as an independent contractor shall not be considered). In the event Executive becomes covered under another employer’s group health plan or otherwise ceases to be eligible for COBRA during the COBRA Premium Period, Executive must immediately notify the Company of such event. Notwithstanding the foregoing, if the Company's making payments under this Section 6(a) would violate the nondiscrimination rules applicable to non-grandfathered plans under the Affordable Care Act (the “ACA”), or result in the imposition of penalties under the ACA and the related regulations and guidance promulgated thereunder, the parties agree to reform this Section 6(a) in a manner as is necessary to comply with the ACA. In the event Executive does not execute and deliver the Waiver and Release described in Section 10, without revocation, Executive and his covered dependents, if any, shall be entitled to COBRA Coverage after the Termination Date at Executive’s own expense.

(b)    For a period of six months after expiration of the COBRA Premium Period Parker Drilling shall provide Executive and his covered dependents, if any, group health coverage of similar cost and similar value, not to exceed a cost to the Company equal to the 2018 monthly COBRA premiums. Notwithstanding the foregoing provisions of this Section 6(b), the coverage for Executive and his covered dependents, if any, shall terminate in the event that Executive becomes eligible to participate in such group health and/or dental coverage of another for-profit employer (personal coverage obtained by Executive other than through employment or coverage available by reason of Executive’s performance of services as an independent contractor shall not be considered).

7.    Withholdings; Right of Offset. Parker Drilling may withhold and deduct from any benefits and payments made or to be made pursuant to this Agreement (a) all federal, state, local and other taxes as may be required pursuant to any law or governmental regulation or ruling, (b) all other normal deductions customarily made with respect to Parker Drilling’s employees, and (c) any advances made to Executive and owed to the Company.

8.    Indemnity Rights. The Parties agree that the terms and provisions of Section 24 of the Employment Agreement shall remain in full force and effect.

10.    Global Release of Claims. On the Termination Date, Executive shall execute and deliver to Parker Drilling the Waiver and Release attached hereto as Appendix B (the “Waiver and Release”).

11.    Cooperation. Executive agrees to cooperate with the Company to effectuate the termination of all positions Executive holds with the Company and its affiliates. Executive further agrees to reasonably cooperate with the Company and its legal counsel in connection with any current or future litigation, investigation or other legal matters involving the Company about which Executive has knowledge or information, and Executive agrees to make himself reasonably available for that purpose. Executive’s obligations to cooperate shall begin on the Effective Date and shall continue after the termination of Executive’s employment.

(a)    Among other matters, Executive agrees to cooperate fully with the Company and its legal counsel in all matters concerning:

i.    requests for information relating to Executive’s employment with the Company;

ii.    the defense or prosecution of any claims or actions now in existence or which may be brought in the future against or on behalf of the Company, which relate to events or occurrences that transpired while Executive was employed by the Company or of which Executive otherwise has knowledge; or

iii.    any investigation or review by any U.S. or other government, regulatory, quasi-regulatory or self-governing authority (including, without limitation, the U.S. Department of Justice or the U.S. Securities and Exchange Commission) to the extent such investigation or review relates to events or occurrences that transpired while Executive was employed by the Company or of which Executive otherwise has knowledge.

(b)    Among other activities, Executive’s cooperation shall include:

i.    making himself available to meet and speak with officers or employees of the Company, the Company's counsel, or, upon the Company's request, third-parties, at reasonable times and reasonable locations to be determined by the Company;

ii.    providing truthful and complete information or testimony at interviews or in connection with any legal proceedings or other actions;

iii.    producing all documents in Executive’s possession or control requested by the Company;

iv.    executing documents at the Company's request, provided that they are accurate and truthful; and

v.    taking such other actions as may reasonably be requested by the Company and/or the Company's counsel to effectuate the foregoing.

(c)    The Company will reimburse Executive for any reasonable, out-of-pocket travel, hotel and meal expenses incurred in connection with the performance of Executive’s obligations pursuant to this Section 11 provided, however, that Executive obtain advance approval from the Company in writing to expend such funds.

12.    Restrictive Covenants. The Parties agree that the terms and provisions of Sections 10 through 20 of the Employment Agreement shall remain in effect after the Effective Date pursuant to their respective terms; provided, however, that the Parties agree that Executive’s participation in any capacity (whether as proprietor, stockholder, director, partner, employee, agent, independent contractor, consultant, trustee, beneficiary or in any other capacity) with any individual, partnership, firm, corporation or other business organization or entity that is not one of the entities named on the list attached hereto as Appendix C (or a subsidiary or successor of any such entities) shall not constitute a violation by Executive of the terms and provisions of Section 13 or Section 14 of the Employment Agreement.

13.    Disparaging Statements.  The Parties agree that the terms and provisions of Section 10(c) of the Employment Agreement shall remain in full force and effect. The Company, individually and on behalf of its representatives, agrees that the Company will not, in any way, communicate to other parties any derogatory, misleading, harmful or inflammatory information, or make such remarks or statements about the Executive.

14.    Knowing and Voluntary Agreement. The Executive understands it is his choice whether or not to enter into this Agreement and that his decision to do so is voluntary and is made knowingly. The Executive acknowledges that he has been advised by Parker Drilling to seek legal counsel to review this Agreement.

15.    Public Disclosure. Parker Drilling and Executive shall cooperate in the preparation of any public (internal and external) disclosure by Parker Drilling announcing Executive’s scheduled separation from Parker Drilling, the content of which shall be subject to the review and approval of Executive, which approval shall not be unreasonably withheld, conditioned or delayed. In no event shall Executive’s rights under this Section 14 prevent Parker Drilling from fulfilling its obligations under applicable stock exchange rules and securities laws and regulations.

16.    Dispute Resolution. If any dispute arises out of or is related to this Agreement, Parker Drilling and Executive hereby agree to resolve such dispute pursuant to the provisions of Section 28 of the Employment Agreement.

17.    Severability. It is the desire of the parties hereto that this Agreement (including the provisions of the Employment Agreement incorporated by reference herein) be enforced to the maximum extent permitted by law, and should any provision contained herein be held unenforceable by a court of competent jurisdiction or arbitrator (pursuant to Section 28 of the Employment Agreement), the parties hereby agree and consent that such provision shall be reformed to create a valid and enforceable provision to the maximum extent permitted by law; provided, however, if such provision cannot be reformed, it shall be deemed ineffective and deleted herefrom without affecting any other provision of this Agreement. This Agreement should be construed by limiting and reducing it only to the minimum extent necessary to be enforceable under then applicable law.

18.    No Admission of Liability. This Agreement and compliance with this Agreement shall not be construed as an admission by Parker Drilling or Executive of any liability whatsoever, or as an admission by Parker Drilling of any violation of the rights of Executive or any other person, or any violation of any order, law, statute, duty or contract.

19.    Intention to Comply with Code Section 409A.

(a)     This Agreement is intended to comply with Code Section 409A. Executive acknowledges that if any provision of this Agreement (or of any award of compensation or benefits) would cause Executive to incur any additional tax or interest under Code Section 409A and accompanying Treasury regulations and other authoritative guidance, such additional tax and interest shall solely be his responsibility.

(b)     Pursuant to Code Section 409A, no reimbursement of any expense shall be made by the Company after December 31st of the year following the calendar year in which the expense was incurred. The amount eligible for reimbursement under this Agreement during a taxable year may not affect expenses eligible for reimbursement in any other taxable year, and the right to reimbursement under this Agreement is not subject to liquidation or exchange for another benefit.

(c)     For purposes of Code Section 409A, each payment under this Agreement shall be deemed to be a separate payment. Except as permitted under Code Section 409A, any deferred compensation (within the meaning of Code Section 409A) payable to Executive under this Agreement may not be reduced by, or offset against, any amount owing by Executive to Parker Drilling or any of its affiliates.

20.    Governing Law. This Agreement will be interpreted and enforced in accordance with the laws of the State of Texas, without regard to the principles of conflicts of laws.

21.    Notices. Each notice or other communication required or permitted under this Agreement shall be in writing and transmitted, delivered, or sent by personal delivery, prepaid courier or messenger service (whether overnight or same-day), or prepaid certified United States mail (with return receipt requested), addressed (in any case) to the other party at the address for that party set forth below that party’s signature on this Agreement, or at such other address as the recipient has designated by notice to the other party. Either party may change the address for notice by notifying the other party of such change in accordance with this Section 20.

22.     Entirety and Integration. Upon the execution hereof by Parker Drilling and Executive, this Agreement (including the provisions of the Employment Agreement incorporated by reference herein) shall constitute a single, integrated contract expressing the entire agreement of the parties relative to the subject matter hereof and supersedes all prior negotiations, understandings and/or agreements, if any, of the parties. No covenants, agreements, representations, or warranties of any kind whatsoever have been made by any party hereto, except as specifically set forth in this Agreement.

23.    Authorization. Each person signing this Agreement as a party or on behalf of a party represents that he or she is duly authorized to sign this Agreement on such party’s behalf, and is executing this Agreement voluntarily, knowingly, and without any duress or coercion.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF, Executive and the Company sign this Agreement on the Effective Date set forth above.

EMPLOYEE:    PARKER DRILLING COMPANY

/s/                /s/
Signature    By (signature)

David R. Farmer        Jon-Al Duplantier
Printed Name    By (printed name)

Senior Vice President
Title

Address for Notices:    Address for Notices:
David R. Farmer    Parker Drilling Company
Attn: General Counsel
[intentionally omitted]    5 Greenway Plaza, Suite 100
Houston, TX 77046

PARKER DRILLING MANAGEMENT
SERVICES, LTD.

/s/
By (signature)

Jon-Al Duplantier
By (printed name)

Vice President
Title

Address for Notices:
Parker Drilling Company
Attn: General Counsel
5 Greenway Plaza, Suite 100
Houston, TX 77046

Appendix A

Restricted Stock Grants

Date of Award Agreement	Type of Award	Number of Units Granted	Number of Units Forfeited	Number of Units Vested as of Jan. 1, 2017
3/14/2014	Restricted Stock Unit	48,205	1,339	46,866
4/1/2015	Restricted Stock Unit	115,398	44,877	70,521
3/10/2016	Restricted Stock Unit	124,208	86,256	37,952
		287,811	132,472	155,339

Time-Based Phantom Stock Unit Grants

Date of Award Agreement	Type of Award	Number of Units Granted	Number of Units Forfeited	Number of Units Vested as of Jan. 1, 2017
3/10/2016	Restricted Stock Unit	124,208	86,256	37,952

Performance Share Units, Performance Cash Units and Performance-Based Phantom Stock Unit Grants

Date of Award Agreement	Type of Incentive Award	Number of Grant Units	Number of Units Vested as of 1/1/2017
3/14/2014	Performance Stock Unit	24,102	24,102
3/14/2014	Performance Cash Unit	1,822	1,822
4/1/2015	Phantom Stock Unit	57,669	0
4/1/2015	Performance Cash Unit	1,822	0
3/10/2016	Phantom Stock Unit	124,208	0
3/10/2016	Performance Cash Unit	1,822	0

Appendix B

WAIVER AND RELEASE

Pursuant to the terms of the Separation Agreement and Release made as of the 1st day of January, 2017, between Parking Drilling Company, Parker Drilling Management Services, Ltd. (collectively, the “Company”) and me (the “Separation Agreement”), and in consideration of the payments made to me and other benefits to be received by me pursuant thereto, I, DAVID R. FARMER do freely and voluntarily enter into this Waiver and Release (the “Release”), which shall become effective and binding on the eighth day following my signing the Release as provided herein (the “Waiver Effective Date”). It is my intent to be legally bound, according to the terms set forth below.

In exchange for the payments and other benefits to be provided to me by the Company pursuant to the Separation Agreement (the “Separation Payment” and “Separation Benefits”), I hereby agree and state as follows:

1.
I, individually and on behalf of my heirs, personal representatives, successors, and assigns, release, waive, and discharge Company, its predecessors, successors, parents, subsidiaries, merged entities, operating units, affiliates, divisions, insurers, administrators, trustees, and the agents, representatives, officers, directors, shareholders, employees and attorneys of each of the foregoing (hereinafter “Released Parties”), from all claims, debts, liabilities, demands, obligations, promises, acts, agreements, costs, expenses, damages, actions, and causes of action, whether in law or in equity, whether known or unknown, suspected or unsuspected, arising from my employment and termination from employment with Company, including but not limited to any and all claims pursuant to Title VII of the Civil Rights Act of 1964, as amended by the Civil Rights Act of 1991 (42 U.S.C. § 2000e, et seq.), which prohibits discrimination in employment based on race, color, national origin, religion or sex; the Civil Rights Act of 1866 (42 U.S.C. §§1981, 1983 and 1985), which prohibits violations of civil rights; the Age Discrimination in Employment Act of 1967, as amended, and as further amended by the Older Workers Benefit Protection Act (29 U.S.C. §621, et seq.), which prohibits age discrimination in employment; the Employee Retirement Income Security Act of 1974, as amended (29 U.S.C. § 1001, et seq. ), which protects certain employee benefits; the Americans with Disabilities Act of 1990, as amended (42 U.S.C. § 12101, et seq.), which prohibits discrimination against the disabled; the Family and Medical Leave Act of 1993 (29 U.S.C. § 2601, et seq.), which provides medical and family leave; the Fair Labor Standards Act (29 U.S.C. § 201, et seq.), including the wage and hour laws relating to payment of wages; and all other federal, state and local laws and regulations prohibiting employment discrimination. This Release also includes, but is not limited to, a release of any claims for breach of contract, mental pain, suffering and anguish, emotional upset, impairment of economic opportunities, unlawful interference with employment rights, defamation, intentional or negligent infliction of emotional distress, fraud, wrongful termination, wrongful discharge in violation of public policy, breach of any express or implied covenant of good faith and fair dealing, that Company has dealt with me unfairly or in bad faith, and all other common law contract and tort claims.

Notwithstanding the foregoing, I am not waiving any rights or claims that may arise after this Release is signed by me. Moreover, this Release does not apply to any claims or rights which, by operation of law, cannot be waived, including the right to file an administrative charge or participate in an administrative investigation or proceeding. I agree that I will not, without the Company's express prior approval or unless required by law, furnish information to or cooperate with any non-governmental entity or person in connection with any proceeding or legal action involving the Company. However, nothing in this Release prohibits me from filing a charge with, or reporting possible violations of federal law or regulation to any governmental agency or entity, including but not limited to the U.S. Equal Opportunity Commission, the Department of Justice, the Securities and Exchange Commission, Congress, and any agency Inspector General, or making other disclosures that are protected under the whistleblower provisions of federal law or regulation. This Release does not limit my ability to communicate with any government agencies or participate in any investigation or proceeding that may be conducted by any government agency, including providing documents or other information, without notice to the Company. In addition, this Release does not limit my right to receive an award for information provided to any government agencies. Further, I acknowledge that I have been advised that an individual shall not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a trade secret that (a) is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (b) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. An individual who files a lawsuit for retaliation by an employer for reporting a suspected violation of law may disclose the trade secret to the attorney of the individual and use the trade secret information in the court proceeding, if the individual (A) files any document containing the trade secret under seal; and (B) does not disclose the trade secret, except pursuant to court order.

Nothing in this Release shall affect in any way my rights of indemnification and directors and officers liability insurance coverage provided to me pursuant to the Company’s by-laws, my employment agreement, and/or pursuant to any other agreements or policies in effect prior to the effective date of my termination, which shall continue in full force and effect, in accordance with their terms, following the Waiver Effective Date.

2.
I forever waive and relinquish any right or claim to reinstatement to active employment with Company, its affiliates, subsidiaries, divisions, parent, and successors. I further acknowledge that Company has no obligation to rehire or return me to active duty at any time in the future.

3.
I acknowledge that all agreements applicable to my employment respecting noncompetition, nonsolicitation, nonrecruitment, derogatory statements, and the confidential or proprietary information of the Company shall continue in full force and effect as described in the Employment Agreement, as modified by the Separation Agreement.

4.	I hereby acknowledge and affirm as follows:

a.    I have been advised to consult with an attorney prior to signing this Release.

b.    I have been extended a period of 21 days in which to consider this Release.

c.
I understand that for a period of seven days following my execution of this Release, I may revoke the Release by notifying the Company, in writing, of my desire to do so. I understand that after the seven-day period has elapsed and I have not revoked the Release, it shall then become effective and enforceable. I understand that the Separation Payment will not be made under the Separation Agreement and I will not be entitled to the Severance Benefits made under the Separation Agreement until after the seven-day period has elapsed and I have not revoked the Release.

d.	I acknowledge that I have received payment for all wages due at time of my employment termination, including any reimbursement for any and all business related expenses. I further acknowledge that the Separation Payment and the Separation Benefits include consideration to which I am not otherwise entitled under any Company plan, program, or prior agreement.

e.
I certify that I have returned all property of the Company, including but not limited to, keys, credit and fuel cards, files, lists, and documents of all kinds regardless of the medium in which they are maintained.

f.	I have carefully read the contents of this Release and I understand its contents. I am executing this Release voluntarily, knowingly, and without any duress or coercion.

6.
Other than certain matters for which I was responsible and that were properly resolved in the course of my employment with the Company, I have reported all matters, to the best of my knowledge and as part of my Separation Payment, that may potentially violate the law, the Company’s Code of Conduct or its policies to the Company’s Chief Compliance Officer, to its internal legal counsel or through its ethics helpline. To the best of my knowledge, all matters that I have reported have been, or are in the process of being, properly examined and addressed by the Company, or, to the extent I believe they have not been, I have identified those matters that I do not believe to have been properly examined and addressed by the Company to its Chief Compliance Officer or to its internal legal counsel. In addition, I agree to report, in the first instance, any other matters related to my employment with the Company to the Company’s Chief Compliance Officer, to its internal legal counsel or through its ethics helpline if I believe, at some point in the future, that those matters may have potentially violated the law, the Company’s Code of Conduct or its policies. Moreover, I agree to make any such report in good faith for the purpose of allowing the Company, in the first instance, to timely and fully examine such matters and to voluntarily self-disclose any improper activity to the appropriate governmental or regulatory authorities within a reasonable time period, as appropriate.

7.
I acknowledge that this Release shall not be construed as an admission by any of the Released Parties of any liability whatsoever, or as an admission by any of the Released Parties of any violation of my rights or of any other person, or any violation of any order, law, statute, duty or contract.

8.
I agree that the terms and conditions of this Release are confidential and that I will not, directly or indirectly, disclose the existence of or terms of this Release to anyone other than my attorney or tax advisor, except to the extent such disclosure may be required for accounting or tax reporting purposes or otherwise be required by law or direction of a court. Nothing in this provision shall be construed to prohibit me from disclosing this Release to the Equal Employment Opportunity Commission in connection with any complaint or charge submitted to that agency.

9.	In the event that any provision of this Release should be held void, voidable, or unenforceable, the remaining portions shall remain in full force and effect.

10.
I hereby declare that this Release constitutes the entire and final settlement between me and the Company, superseding any and all prior agreements, and that the Company has not made any promise or offered any other agreement, except those expressed in this Release, to induce or persuade me to enter into this Release.

IN WITNESS WHEREOF, I have signed this Release on the 1st day of January, 2017.

_________________________________
DAVID R. FARMER

Appendix C

1.	BAS Basic Energy Services, Inc.

2.	HP Helmerich & Payne, Inc.

3.	HERO Hercules Offshore, Inc.

4.	KEG Key Energy Services, Inc.

5.	NBR Nabors Industries, Ltd.

6.	PTEN UTI Patterson

7.	PES Pioneer Energy Services Corp.

8.	PDS Precision Drilling Corp.

9.	SPN Superior Energy Services, Inc.

10.	WFT Weatherford